Exhibit 99.1

January 4, 2016

The Manager-Listing

National Stock Exchange of India Limited

Mumbai

The Manager-Listing

Bombay Stock Exchange Limited

Mumbai

The Market Operations Department

NYSE, New York

Dear Sirs

Press Release

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015 and Clause 204.10 of the NYSE Listing Company Manual, we are enclosing a copy of the press release in connection with appointment of Mr T K Kurien as Executive Vice Chairman and Mr Abidali Z Neemuchwala as the Chief Executive Officer and Executive Director. Both these appointments are effective February 1, 2016.

We are also enclosing information as required under Regulation 30 - Para A of Schedule III of SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015.

Thanking you

For Wipro Limited

M Sanaulla Khan

Company Secretary

Wipro Limited Appoints TK Kurien as Executive Vice Chairman;

Abidali Neemuchwala as CEO & Member of the Board

East Brunswick, New Jersey, USA and Bangalore, India – January 4, 2016: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company today announced the appointment of TK Kurien as the Executive Vice Chairman and Abidali Z Neemuchwala as the Chief Executive Officer and Member of the Board of the company. Both these appointments are effective February 1, 2016.

“Over the past five years, Wipro has been transforming into a next generation technology and consulting company with defining differentiators in the market place,” said Azim Premji, Chairman, Wipro Limited. “As Executive Vice Chairman, TK will enable Abid by leveraging his deep relationships with customers and chart out a new technology roadmap for Wipro.”

“In his nine months as the Group President, and Chief Operating Officer, Abid has effortlessly assimilated into the culture and ethos of Wipro. The new structure will ensure smooth succession and will build on the solid foundation we have developed to drive superior growth and profitability. I wish both TK and Abid every success in their new roles,” added Premji.

TK Kurien, will continue to report into Azim Premji and will remain a Member of the Board until March 31, 2017.

“Abid has demonstrated a deep understanding of technology, business vision, sound judgement, and an innate ability to bring people together. I have no doubt that Abid is the right leader to lead Wipro in its next phase of growth,” said TK Kurien.

“It is a privilege and an honour to be invited to lead Wipro, a company with a rich heritage of technology innovation and unflinching commitment to values. I am convinced that we are well positioned to seize new opportunities in today’s marketplace. I look forward to working with the thousands of Wiproites to take our company to greater heights,” said Abidali Neemuchwala.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 160,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

Wipro Media Contact:

Vipin Nair

+91 9845014036

Vipin.nair1@wipro.com

Wipro Investor Contact:

Aravind Viswanathan

+91 80 46726186

aravind.viswanathan@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Information as required under Regulation 30 - Para A of Schedule III of SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015.

SI. No.	Requirement	Disclosure
1.	Reason for change viz. appointment, resignation, removal, death or otherwise.	1. Appointment of Executive Vice Chairman 2. Appointment of Chief Executive Officer and Executive Director

2.	Date of appointment/cessation (as applicable) and term of appointment

The Board of Directors have approved the appointment of Mr T K Kurien as Executive Vice Chairman and Mr Abidali Z Neemuchwala as the Chief Executive Officer and Executive Director, at their meeting held on January 4, 2016.

The term of appointment of Mr T K Kurien will be effective February 1, 2016 to March 31, 2017, subject to approval of shareholders.

The term of appointment of Mr Abidali Z Neemuchwala will be effective February 1, 2016 for a period of five years, subject to approval of shareholders and the Central Government.

3.	Brief Profile

1. Mr T K Kurien

Mr T K Kurien has over 30 years of global diversified experience, which includes more than 15-years of experience with Wipro, T K Kurien has been instrumental in building and scaling many of Wipro’s businesses successfully. He has a track record for customer centricity, passion for excellence and rigor in execution. He has proven to be a transformational leader and has been instrumental in turning around the various businesses that he has spearheaded within Wipro including the BPO, Media, Telecom and Consulting businesses. T K Kurien is also credited with building global leadership for some of Wipro’s business units he led across the world.

Before joining Wipro, T K Kurien served as the Managing Director of GE X Ray from October 1997 to January 2000 and prior to that was the CFO of GE Medical Systems (South Asia). Mr. Kurien serves as a member of the Board in Catalyst Inc (a non-profit organization based in the US) since November 2014.

T K Kurien is a Chartered Accountant by qualification.

2. Mr Abidali Z N Neemuchwala

Abidali Z Neemuchwala joined Wipro Limited as the Group President & Chief Operating Officer in April 2015. In this role, Abid combines deep operational knowledge with broad strategic insight and his track record of building and scaling businesses.

Abid’s career spans a long tenure in TCS of over 23 years where in his last role he headed the Business Process Services business. He was awarded the BPO CEO of the Year 2010 and in 2012 he was recognized by the Shared Services Organization of IPQC for his personal contribution to the industry.

With a rich experience in Business and Technology Operations, Process, and Consulting, Abid is also a Certified Software Quality Analyst and a Certified Six Sigma Green Belt. He holds an Electronics and Communication engineering degree from NIT, Raipur and has a Masters in Industrial Management from IIT Mumbai.

4.	Disclosure of relationships between directors (in case of appointment of a director).

1. Mr T K Kurien does not have relationship either financially or otherwise with any of the Directors on the Board.

2. Mr Abidali Z. Neemuchwala does not have relationship either financially or otherwise with any of the Directors on the Board.